

April 6, 2011

via U.S. mail and facsimile

Kirk A. Benson, Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, Utah

      RE: **Headwaters Incorporated**
              Form 10-K for the Fiscal Year Ended September 30, 2010
              Filed November 19, 2010
              File No. 1-32459

Dear Mr. Benson:

We have completed our review of your filings and do not have any further comments at
this time.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief